

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

December 10, 2008

Chong Hui Zhao
Chief Executive Officer and Chief Financial Officer
China Bottles, Inc. (formerly Hutton Holdings Corp)
Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

> **RE: China Bottles, Inc. (formerly Hutton Holdings Corp)**
> **Forms 10-QSB & 10-QSB/A for Fiscal Quarter Ended September 30, 2007**
> **Forms 10-KSB & 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q & 10-Q/A for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008**
> **Forms 8-K & 8-K/A filed August 27, 2007 and thereafter.**
> **File No. 0-51724**

Dear Mr. Zhao:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief